                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. , 20549




                          FIRST AMENDMENT TO FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934




                        DIABETEX  INTERNATIONAL  CORP.
--------------------------------------------------------------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


NEVADA                                                      87- 0458228
------------------------------------------------    ----------------------------
(STATE OR OTHER JURISDICTION OF INCORPORATION OR    (IRS EMPLOYER IDENTIFICATION
ORGANIZATION)                                       NO.)



7321 ROSEVILLE ROAD, SACRAMENTO, CA                              95842
------------------------------------------------    ----------------------------
(ADDRESS OF PRINCIPAL OFFICE)                                    (ZIP CODE)

Issuer's telephone number (702) 293- 0909

Securities to be registered pursuant to Section 12(b) of the Act

Securities to be registered pursuant to Section 12(g) of the Act

         Title of each class           Name of each exchange on which registered
DBTX Common Shares                     NASDAQ OTC BB

ITEM 1. DESCRIPTION OF BUSINESS: Sheridan Industries Inc. ("Sheridan") was incorporated in the State of Utah on September 14, 1983. On December 14, 1998, Sheridan was incorporated in the State of Nevada. On December 1, 1998, the Utah corporation was merged with and into the Nevada corporation and the Nevada corporation was the survivor. Accordingly, the domicile of the corporation was changed. On December 22, 1998, Sheridan changed its name to Diabetex International Corp. (the "Company").

The business of the Company is the providing of equipment for the monitoring and treatment of diseases of improper metabolism including its first major market, diabetes.

The Company has three independent but related lines of products and services; a.) Non-invasive biological monitoring; b.) Metabolic Activation equipment and treatment; and c.) New high accuracy infusion devices for the automatic delivery of its treatments.

A brief summary of the Company's three independent but related lines of products and services are:

a.) An exclusive worldwide license to exploit, manufacture and market patented devices to non-invasively determine blood glucose, glycosolated hemoglobin A1C (average blood glucose level measurement), and other blood levels to help treat diabetes and potentially other diseases. These device prototypes are in development, are being tested and refined, and have not been submitted for approval by the United States Food and Drug Administration ("FDA"). The Company will develop these devices to final product form, submit them for testing to the FDA and use original equipment manufacturers to build the equipment to the designs and specifications of the Company. The Company will use existing distribution channels for sales and provide its own marketing staff.

b.) An exclusive license to exploit and market a patented metabolism treatment called Metabolic Activation (also known as hepatic activation or Continuous Intermittent Intensive Insulin Therapy, or "CIIIT" in some medical publications). This treatment is delivered by a special infusion device or pumps with the treatment programmed into the device, and has been FDA approved since 1988. The treatment has been in development for over ten years by Advanced Metabolic Systems, Inc. ("AMSys"), and has been utilized for the past ten years, with constant follow-up treatments to demonstrate the prevention of the complications of diabetes, and certain other metabolism-related disease phases. Prior to being acquired by the Company, Advanced Metabolic Technologies, Inc. ("AMTech"), (was a wholly owned subsidiary of AMSys), was created for the sale of the AMSys assets to the Company. Accordingly, the Company acquired this treatment, business, licenses, special infusion devices and know-how by acquiring AMTech in exchange for the Company shares with AMSys. AMTech is currently a wholly-owned subsidiary of the Company.

The Company obtained the technology from AMSys, which developed the treatment and caused infusion devices or pumps to be modified to provide the treatment. Pending the final approval of a Hamilton-May infusion device, the Company expects to use its existing Bionica Ltd. pumps (which are FDA approved). For a third source of pumps, other infusion device manufacturers would be able to modify their existing infusion devices to provide pumps for the treatment.

The Company provides all services and training required to open a treatment site in any hospital, clinic or reasonably equipped physician's office and guidance and responses to those physicians and nurses or technicians that might ask medically oriented questions.

c.) An exclusive worldwide license to finish development, exploit, manufacture and sell an ultra accurate pumping system which will replace the Bionica pump (the current FDA approved device), and provide for automatic delivery of the treatment and any insulin or insulin related products. The Company has a prototype mechanical pumping system, which is suitable to be fitted to an infusion pumping device such as the existing Bonica infusion device.

Prior to acquisition, AMTech was the holder of all patent rights to Metabolic Activation, and the owner of the FDA approved pumps used for the treatments. There were no liabilities and no withheld assets from the transfer.

Prior to the acquisition of the license by Hamilton-May Corporation, there were no dealings or common operations with Hamilton-May Corporation. In the past, the Aoki Diabetes Research Institute ("Research Institute") has provided clinical verification and research services to AMSys. The Research Institute is a non-profit affiliate of the University of California, Davis. The Company is the exclusive licensee of all related technologies, except for a license to use the technology in Asia.

In general, diabetes is a huge medical problem in every country and growing in percentages. The current treatment and equipment being used and developed are intended to help provide for better care, and presently, diabetics are able to halt, retard, and reverse the complications of diabetes as to certain complications. Due to the fact that the treatment addresses the "core" problem of diabetes (the inability of diabetics to properly metabolize carbohydrates, and thus rely on high lipid metabolism); the results are uncommon for medical treatments. The treatments may however, benefit over all of the secondary complications of diabetes, including kidney, cardiovascular, ocular and neurological conditions.

         The indicated complications for the treatment are set forth in the following chart. These complications are the basic problems, which arise from diabetes.


    Indications for the Company's Metabolic Activation (CIIIT) also known as
                               Hepatic Activation


-------------------------------------------------------------------------------------------------------------------
SEVERE KIDNEY       Patients without kidney disease have         PATIENTS ON METABOLIC ACTIVATION SHOULD EXPECT NOT
DISEASE             Creatinine Clearance ("CCL")of about 90      TO LOSE ANY OF THEIR CCL LEVELS, as studies have
                    to 80.                                       shown of 31 patients with CCL of 46, after 37
                                                                 months, they remained at 46, and many should have
                    PATIENTS WHO HAVE PROGRESSED TO A CCL OF     been on or near renal dialysis. NO PATIENT HAS YET
                    60 ARE ILL, AND SHOULD EXPECT TO             GONE ON TO REQUIRE DIALYSIS.
                    CONTINUE TO LOSE 10 CCL PER YEAR ON
                    AVERAGE, WITH KIDNEY FAILURE AND
                    DIALYSIS AT ABOUT 20 CCL.
-------------------------------------------------------------------------------------------------------------------
BRITTLE DIABETES    PATIENTS WHO DO NOT METABOLIZE               PATIENTS ON METABOLIC ACTIVATION WILL NOT HAVE THE
                    CARBOHYDRATES AND LIPIDS CORRECTLY,          WIDE SWINGS AND EXCURSIONS as their bodies both
                    EXPECT TO HAVE WIDE SWINGS IN THEIR          store and release glycogen (glucose). This is seen
                    BLOOD GLUCOSE.                               by the uptake of glucose from their blood.
-------------------------------------------------------------------------------------------------------------------
HYPOGLYCEMIA        Patients who have had diabetes for years     Patients on Metabolic Activation REGAIN THEIR
AWARENESS           lOSE THEIR ABILITY TO SENSE THE ONSET OF     ABILITY TO SENSE LOW BLOOD SUGAR, AND DECREASE
                    LOW BLOOD SUGAR, AND OFTEN "PASS OUT"        EPISODES OF HYPOGLYCEMIA BY 98%.
-------------------------------------------------------------------------------------------------------------------
DIABETIC            Patients often suffer from DIABETIC EYE      Patients on Metabolic Activation experience a
RETINOPATHY         DISEASE AND REQUIRE LASER TREATMENTS.        REMARKABLE STABILIZATION OF EYE DISEASE, and do
                    Diabetes is a major cause of blindness.      not require laser treatments after being on the
                                                                 treatment for one year or longer.
-------------------------------------------------------------------------------------------------------------------
HYPERTENSION        Hypertension (high blood pressure) is a      Patients on Metabolic Activation experience a
                    major problem for many diabetic              REDUCTION IN HIGH BLOOD PRESSURE, AND AMAZINGLY,
                    patients. Their blood pressure STAYS         THEY ALSO ELIMINATE ORTHOSTATIC HYPOTENSION (low
                    ELEVATED EVEN WHILE ASLEEP, AND IS           blood pressure), also regaining a healthy change
                    UNHEALTHY.                                   at night.
-------------------------------------------------------------------------------------------------------------------
WOUND HEALING       Because of poor circulation, and the         Patients on Metabolic Activation can expect to
                    lack of metabolism at the cellular           HEAL MORE QUICKLY THAN EVER BEFORE, AND AVOID
                    level, DIABETIC PATIENTS OFTEN DO NOT        AMPUTATIONS DUE TO WOUNDS AND SORES.
                    HEAL WELL.
-------------------------------------------------------------------------------------------------------------------
HEART METABOLISM    Many heart failures are really due to        Patients on Metabolic Activation can expect to
                    diabetes, and the FAILURE OF THE HEART       have their HEART MUSCLE FED AND RECOVER A MORE
                    TO BE PROPERLY "FED" DUE TO IMPROPER         NORMAL LIFE, AS THEIR HEART NO LONGER IS STARVED
                    METABOLISM, including non-carbohydrate       of certain requirements for both fuel and healing.
                    metabolism.
-------------------------------------------------------------------------------------------------------------------
NERVE DAMAGE        Diabetic neuropathy is common, and           Patients on Metabolic Activation enjoy, for the
                    causes pain even while at rest. THE          first time, the ELIMINATION OF NEUROPATHY, AND
                    PROBLEM IS SEVERE, AND PAIN IS GREAt.        EVEN SOME RECOVERY OF FEELING.
-------------------------------------------------------------------------------------------------------------------
BASIC QUALITY OF    Diabetic patients have slowly sunk into      Patients on Metabolic Activation immediately
LIFE                a state of DEPRESSION AND LOST ENERGY.       realize that they had slowly become chronically
                    They feel badly, and never achieve true      ill, and REGAIN THEIR FORMER ENERGY LEVELS, FEEL
                    well being due to their improper             BETTER, HAVE HOPE FOR THEIR LIVES, AND KNOW THAT
                    metabolism and the problems of not being     THEY HAVE FINALLY FOUND A TREATMENT WHICH
                    able to perform.                             ADDRESSES THE CORE OF THEIR DISEASE.
-------------------------------------------------------------------------------------------------------------------

CONCLUSION: THERE IS NO KNOWN ASPECT OF DIABETES WHICH HEALTHY CARBOHYDRATE AND LIPID METABOLISM (METABOLIC ACTIVATION) DOES NOT GREATLY HELP. THERE HAVE BEEN NO REPORTED FAILURES OR ADVERSE REACTION TO THE TREATMENT, AS IT RE-ESTABLISHES WHAT IS NORMAL AND HEALTHY.

         Through long term clinical trials , the Company's treatment is the first ever to provide medical substantiation of the ability to halt or reverse the complications of diabetes. Metabolic Activation has been in ongoing treatment follow-ups and extended clinical trials to demonstrate its unique ability to provide more normal metabolism. As a result of the recent publication of the results of these studies, and the data acquired from various sites using the treatment, the business of the Company is now to commercially launch its treatment by the Company's wholly owned subsidiary, AMTech.

In addition to diabetes, the Company expects to begin clinical trials on using the equipment and treatment for other disease phases such as non-diabetic cardiovascular disease and obesity. Furthermore, the uses of the non-invasive glucose and blood substrate measurements are a beneficial, but not necessary adjunct to the other products of the Company.

The Company currently provides a complete equipping, training, and patient following service. A physician can now open a clinic in almost any office clinical setting, with all training and equipment provided. A cost covering fee is charged for training and assisting the commencement of the operation of a clinic.

The Company is currently paid $125 per treatment day - per patient, for the rental of the pumping system containing the treatment program. The pumping system is rather compact (about the size of a video VCR tape). Treatments are given once every week, to two weeks, depending upon the physical condition of the patient, and the degree of existing complications when treatment is commenced. A clinical technician or registered nurse provides the treatment. A usual setting for an office or hospital treatment center is a ten chair model, which can treat 70 to 140 patients a week.

When the patient is on Activation therapy, they discontinue their insulin for that treatment day. On other non-treatment days, the patient continues with their conventional treatment of self-administration of insulin or oral agents. This treatment is consistent with all current forms of treatment and is not a replacement therapy.

When the patient has fully stabilized (usually after four to eight months), the patient can learn to treat himself at home using the same pump as is used in the clinic. The rental of the pumping system, and patient follow-up treatment services are expected not to change when patients treat themselves at home. It should be noted that AMSys conducted and completed a two year home protocol, and the results show that there is no difference between being treated at a clinic and being treated at home.

Reimbursement for the treatment is now being obtained for patients. Recent Social Security Administration rulings have provided, on a case by case basis, that the treatment is effective, not experimental, and not investigational, causing the treatment to be reimbursed under Medicare. Private insurance companies are also beginning to cover the costs of the treatment. As with Medicare and state agencies, payment for the treatment is always on a case-by-case basis. As the treatment has become more universally used and accepted, and additional medical reports and papers written, reimbursement will become the standard. The Company expects to expand the requests for reimbursement and obtain widespread reimbursement with fewer requests for hearings.

The ability in the near future to finish the development of the Hamilton-May fluid micrometer with its one moving part and inexpensive sets, coupled with a system to automatically deliver the treatment, will make reimbursement very affordable. For the majority of diabetics, this automation procedure will allow them to become more metabolically normal.

THE BUSINESS -  METABOLISM

The business of the Company, is to provide equipment and services for the treatment of metabolic disorders such as diabetes, and heart metabolism and provide a uniquely beneficial treatment, renting or selling the proprietary treatment devices used to deliver this breakthrough technology. Thomas T. Aoki, M.D., invented the treatment approach. Dr. Aoki is one of the world's leading diabetes research physicians, the Company Medical Director, former Chief of Endocrinology at the University of California, Davis. He was also formerly Head of the Metabolism Research at Joslin Diabetes Center in Boston, Massachusetts and a professor at Harvard Medical School.

The first application of the metabolic enhancement technology is diabetes. However, AMSys is not only a diabetes treatment company, it is a metabolism treatment company. The need for treatments for diabetes is one of the greatest single markets in medicine, but the treatment of metabolism, has even wider basic potential application.

THE DISEASE OF DIABETES

Insulin keeps diabetic people alive, but is not a cure. All diabetics, no matter how healthy they may seem, are developing some level of life-limiting complications. Some develop the complications more progressively than others do. Poor metabolism attacks the physical condition at its weakest point. There are two different types of diabetes. Type I, "juvenile onset" or Immune Mediated (formerly Insulin Dependent) diabetes which also occurs in adults, is caused by the patent's failure to produce any or enough insulin. Type II, "adult onset" diabetics, do produce their own insulin but are slow to release insulin and are often resistant to their own insulin. Both types of diabetes are not just conditions of insufficient insulin levels, they are diseases of improper body metabolism. The technical definition of diabetes is that it is a disease of improper body metabolism. Even though the two types of diabetes have different causes, both types of diabetics suffer from the same complications due to their failure to properly process or metabolize food fuels. The activation treatment addresses the metabolic problem at the cellular level, and treats both Type I and Type II diabetics. Insulin therapy was introduced in 1923, and until now, there have been few significant changes in treatment. With insulin therapy, physicians have prevented their patients from quick, premature deaths, but have not corrected the metabolic dysfunction which often leads to the various complications of diabetes such as: blindness, renal failure, accelerated coronary disease, cerebral vascular disease, disabling neuropathy, severe peripheral vascular disease which occasionally lead to amputation of extremities.

Perhaps unlike any other disease, diabetes adversely affects all aspects of the diabetic and his family. All aspects of life are virtually controlled by diabetes such as eating, sleeping, physical activities, sexual functions, employment, travel and the overall way that a diabetic person feels. All aspects of these activities are dependent on the disease and require constant attention. Without activation treatments, a diabetic person has no other alternative but to maintain a balance of the proper blood glucose. Because diabetes is a disease of improper metabolism, there are whole body widespread severe basic biochemical abnormalities. The fundamental defect is the reduced ability of glucose to be used as the fuel for body tissues and a corresponding increase in the release of glucose from the liver into general circulation. Diabetic people fail to metabolize the carbohydrates, sugars or glucose and instead metabolize lipids or fats at a much higher rate than a normal person do. Thus, diabetics have been referred to as "butter burners." Unlike the control theory of conventional treatments where the patient is starved of usual carbohydrates, the activation therapy addresses this fundamental defect and allows the patient to metabolize carbohydrates.

ROLE OF THE COMPANY

As has been stated earlier, AMSys, exchanged its assets for stock in the Company by forming AMTech. The Company then, acquired AMTech in return for common shares in the Company. The exchange of shares provided the Company with the equipment, training systems, and data needed to begin opening clinics in the commercialization of Metabolic Activation. Accordingly, the role of the Company in addressing this basic problem of improper carbohydrate and lipid metabolism is to provide physicians with the training and equipment necessary for these medical professionals to treat diabetes (and later other metabolic disorders).

The physician receives fees for his treatment and professional services, thereby giving the physician the incentive to participate and become a Metabolic Activation provider. The Company will receive a $125 rental fee for its proprietary pump and the follow-up treatment service for these patients, as well as, being on-call for any questions that might arise. The physician receives his fees and related physician-service income, as well as, the ability to expand his practice due to providing this new treatment.

The Company currently has the Clinical Operations Manuals, Training Manuals and Billing Codes, which used to set up and run a clinic in a hospital, clinic or doctor's office. No further development of treatment protocols, equipment or manuals is needed to begin widespread commercial expansion.

RELATIONSHIPS IN PROVIDING EQUIPMENT AND SERVICES

The Company has used the Aoki Diabetes Research Institute ("Research Institute"), an affiliate of the University of California, Davis, as a treatment verification site, along with other sites. The Research Institute is a non-profit institute with its offices near the University of California, Davis. The Research Institute has, in the past, conducted studies for the cost of providing the treatment and is expected to continue to offer this service.

The Company uses outside vendors such as Bionica Ltd. ("Bionica"), to build infusion devices that provide the treatment. There are several vendors besides Bionica which provide intravenous infusion devices. The Company expects to provide its own new pumping system, utilizing the Hamilton-May pumping design. The Hamilton-May pumping design is currently in prototype-stage and is licensed to the Company.

The Company is currently in Sacramento, California in a shared-space arrangement with Hamilton-May. It is in these Sacramento premises, where the new pump is expected to be assembled under original equipment manufacturer (OEM) agreement with the Company chosen to manufacture the equipment.

Rental of the equipment for $125 per treatment day provides significant business opportunity for the Company to earn its projected significant revenues.

CONVENTIONAL THERAPY COMPARED

Prior to Metabolic Activation therapy, there was no way to directly address metabolism dysfunction. Conventional treatment of diabetes attempts to control blood glucose by injecting insulin in amounts tailored to anticipate meals, exercise, blood sugar, emotional levels and a host of other variables. The process of maintaining the blood glucose levels within the range of a normal person is sometimes called "tight control". The best type of control is to use multiple injections or a wearable "insulin pump". This new treatment is not related in any way to the widely used "insulin pumps". The "insulin pumps" replace injected shots to help control blood glucose levels, but do not change the basic problem, metabolism dysfunction. As has been stated, diabetes is a disease of improper metabolism, not a disease of improper blood glucose. Prior to activation, however, there was no means to directly address metabolism.

Associated with "tight control" was the hope that such therapy will help prevent the microvascular, atherosclerotic and neuropathic complications of diabetes mellitus. However, while poor glucose control will result in the earlier onset of complications, "tight control" has not avoided complications. "Tight control" often leads to blood sugars that are too low, which has been shown to adversely affect neurological processes and cause loss of consciousness. The July 1999 issue of the Journal of Clinical Endocrinology, has stated that Metabolic Activation appears to be the only treatment that results in the normalization of liver activities and metabolic activities.

THE DISCOVERY, ITS EFFECTS AND APPLICATION

Dr. Aoki has developed a completely new treatment for metabolic dysfunction such as diabetes. He calls his treatment "Metabolic Activation" or "Hepatic Activation" (liver activation) and sometimes known as CIIIT (Chronic Intravenous Intermittent Insulin Therapy). This treatment does not merely treat the high or low blood sugar conditions of diabetes, it addresses the metabolic problem which is the core of this (and other) diseases. Dr. Aoki has been using this treatment in a clinical setting, treating patients of all ages since 1986. Uniquely, this treatment has produced important previously impossible therapeutic results in patients treated. Treating the core of the disease, improper metabolism instead of just trying to keep blood sugar more normal is a real departure in approaches.

Through various clinical studies, the Company now knows from the ten year Diabetes Control and Complications Trial of the National Institute of Health or DCCT trials (which were conducted from 1983 through 1993 at a cost of $165 million), that keeping diabetes sugar more normal helps in 50% to 75% of the people, and that proves two things:

1. People who don't control their blood glucose will suffer complications more rapidly than those who control their glucose better.

2. People who have excellent control, still do not have proper metabolism, and in 50% to 75% of the time, suffer from the complications.

In reality, the truth of diabetes is worse than stated. While being more controlled will keep many patients from early complications, they suffer from the effects of diabetes, and do not have normal energy or life spans. Eventually, the disease attacks the weakest part of the person. Diabetes is not a disease of high and low blood glucose levels. For years, however, physicians have treated it as merely a blood sugar problem diabetics cannot properly metabolize carbohydrates, and as a result, their bodies convert to a higher rate of lipids (fats) metabolism with serious consequences. Because diabetic people cannot burn carbohydrates, the backup system of converting to, and burning lipids automatically begins to function, which is a major aspect of cardiovascular and other diseases. The effect of the Company's treatment is to reestablish proper body wide metabolism, by restoring carbohydrate metabolism, and reducing the unusually high rate of lipid metabolism. By so doing, one of the many beneficial results is to restore to the liver the ability to both store and release glucose (as it does for the non-diabetic) and thereby to buffer and limit the high and low blood glucose swings of diabetics. In addition to this change, other changes in enzymes are also a beneficial result of the treatment, which activate to feed the heart, eye and other tissues both directly and indirectly through complicated hormone fuel metabolism processes.

The Company's treatment and approach completely differs from conventional insulin therapy in which carbohydrate intake is greatly restricted and insulin is administered by subcutaneous injection with little or no effect on liver (and thus body) metabolism disorders. More normal metabolism has been preventing long term, complications of the most severely afflicted diabetics at the University of California, Davis, and now at the other sites of activation, and, there is substantial evidence to suggest damage is reversible.

This procedure is unique, making it possible for diabetics to lead near normal lifestyles through increased health and energy, decreases in average glucose levels, complete elimination of low blood sugar reactions (loss of consciousness from hypoglycemic episodes) and almost complete elimination of blood glucose fluctuation related periodic hospitalizations.

Metabolic Activation is accomplished through the use of an FDA approved special intravenous infusion device built for the Company and containing its treatment program, which pulses the infusion and is controlled by an algorithm (computer program). Activations are transacted at any trained physician's clinic, once a week to once every two weeks. This procedure continues at the physician's office or clinic until the individual become stabilized with their new "wellness" after which the patient may activate at home (using an individually pre-programmed infusion pump). The availability of the current device is limited, so additional units will be required as expansion takes place, and it is anticipated that the new Hamilton-May pump can fill this need.

The metabolic treatment medical breakthrough has applications for other metabolic related conditions including hypertension, cardiovascular disease, trauma, organ transplants, and the aging process itself. These benefits derive primarily from the better metabolic condition of the patients, and apparently a host of other processes such as an increase in high density lipoproteins (HDL), and decrease in low, and very low density lipoproteins (LDL, VLDL).

CLINICAL TRIAL RESULTS TO DATE

Metabolic Activation therapy has been provided to patients at the University of California, Davis, where the most difficult and ill patients have been treated. Some of these patients have failed under state-of the-art conventional therapy, and without activation treatment these patients are doomed to suffer the disabling problems of diabetes as the disease advanced. It has taken a number of years for Metabolic Activation to demonstrate the long term effects of activation on complications, and physicians now know that activation significantly stabilizes these patients and greatly affects the complications of diabetes, the first treatment ever to do so. This body of information also shows that other metabolic disease states will respond, many of which are related to heart disease and strokes.

Metabolic Activation appears to be the only therapy to stop the complications of diabetes, and further appears to complement almost any other form of treatment.

CLINIC DEVELOPMENT IMPLEMENTATION

A standardized package for setting up clinics using the Company's system and a related marketing program has been developed along with the system for training to deliver the treatment.

Physicians will rent the devices on a per use basis, which will also provide experts by telephone for any questions, and quality assurance.

At the beginning, as many pumps and chairs as there are patients can be set up in any location, as long as water, and the usual facilities are available. Since the physician is not being asked to purchase the pump, he can begin with only a few patients.

A TEN STATION CLINIC MODEL

A ten (10) station clinic model may be the best initial area model as it satisfies the following criteria:

It is small enough to be easily accommodated by the average size physicians office or hospital and would use a relatively small area.

It addresses a sufficiently large patient base to attract new patients to the clinic or hospital.

It is small enough to be broadly distributed in geographical areas for the convenience of patients.

A ten station treatment system can treat a maximum of twenty people each day, five days per week equaling 100 patients per week being treated on a weekly basis, or 200 patients treated every other week. The Company's financial models assume only a five day work week and never full capacity.

Assuming an average of 20 successive weekly clinical visits per patient, we see that one ten station clinic can treat a maximum of three groups of 100 patients
(300) yearly, assuming that they can then go home with the home pump. An exceedingly conservative market intrusion is assumed in the model

The Company's marketing strategy is designed to be integrated into the existing system of health care delivery, in that most practitioners will keep their patients for their other health needs, and send them to a central clinic for activation only.

HOME TREATMENT PROGRAM

With proper training, almost any person can learn to safely and effectively give the treatment at home, which gives much needed flexibility and saves costs, while freeing the clinic to process more diabetic people. To date, the Company has not undertaken a broad based program of home therapy, due to the ongoing clinical trials, and the availability of being reimbursed by health insurance and some governmental programs for the treatment.

It was originally assumed that patients would resist continuing activation treatments if they were required to come into a clinic once every 7 to 14 days, but such has not been the case. Patients feel so much better, and can validate their newly restored carbohydrate metabolism while relaxing for 6 to 7 hours and watching TV and reading. Thus, those persons who are, because of their age or condition, not able to be easily activated at home, have continued to come in on schedule since they began, which has been over 8 years in some cases, and over 5 in many.

PRIOR AND CURRENT OPERATIONS

NON-INVASIVE MEASURING EQUIPMENT. The Company has acquired the non-invasive exclusive license for non-invasive technologies and expects to complete the work on these products using its employees and consultants. The products include the following: a) blood glucose meter - a meter to read the blood levels of glucose of a diabetic; b) a glycosolated hemoglobin A1C meter - a meter which is used to determine the average blood sugar levels of a diabetic over a period of a few weeks; and c) a non-invasive hypoglycemic/hyperglycemic warning device - a device which will warn a patient of glucose levels which are too high or low.

These devices are all based upon technology developed by the Licensor, consisting of 44 patents with a master list of the patents supplied. Prototype designs of the blood glucose meter and hemoglobin A1C meter have been built and are under further development. As to the hypoglycemic warning device the Company has only developed the initial engineering concept and schematic design. Furthermore, the Company is negotiating with an engineering firm to build the first prototype at a cost of approximately $24,000. The Company as not applied to the FDA and does not intend to submit an application for approval until the prototype has been built and tested. This procedure is anticipated to occur over the next 12 months; however, there is no assurance that the concept will work and there is no budget to bring this device to production until the prototype under development is successfully tested.

The Company anticipates a cost of $500,000 to complete the production models of its current prototypes that have been contracted for with United Productions in New Jersey. The timetable to complete the building and testing process for the Hemoglobin A1C and Glucose measuring devices is six to nine months. The Company is subcontracting these projects and therefore, does not anticipate any increase in its workforce for this area. After completion and FDA approval, the Company will expand its sales and marketing workforce.

Furthermore, the Company has assembled a group of doctors and engineers in this area. These professionals are as follows:

     1.) Dr. Thomas Aoki, M.D. Medical Director, currently with The Company, and the Diabetes Research Institute, affiliate of the University of California, Davis

     2.) Dr. Sami Hashim, M.D. head of the metabolism department at St. Luke's Hospital Roosevelt Hospital NYC , an affiliate of Columbia University.

     3.) Dr. Anatoli Tsaliovich, P.H.D. Technical Staff (N.J.).

     4.) David Walsh owner of United Productions (N.J.).

     5.) John Schunuer owner of PE Engineering (Yellow Springs, Ohio).

     Dr. Aoki continues to lead the AMTech clinical treatment division of the company (see video from Channel 3 News Sacramento titled "Defeating Diabetes").

     Dr. Hashim continues to lead clinical trials division of testing the non-invasive devices at St. Luke's Hospital in New York City.

     Dr. Anatoli Tsaliovich is currently overseeing the engineering necessary to build the production models of the non-invasive devices being tested at St. Luke's Hospital and is also overseeing the work at United Productions.

     David Walsh, who owns United Productions, is currently developing the final production models of the current prototype devices. Mr. Walsh was, for 15 years, at Johnson & Johnson before starting his own device manufacturing company.

     John Schnuer is a Radio frequency engineering specialist. He has been an ongoing subcontractor of the Company and has vastly improved the probe device for the non-invasive meters as well as refined the concept design for the new Hypoglycemic/Hyperglycemic Warning Device. He works under Dr. Anatoli Tsaliovich's direction.

B.) Metabolic Activation Equipment and Services. Prior to the acquisition of AMTech, (which was formed for the sale of the assets to Diabetex), the Activation treatments were being given by clinics and hospitals, renting pumping equipment from AMSys. After the acquisition the equipment ownership was transferred to the Company's subsidiary, AMTech, a Nevada Corporation formed for the purpose of making the transfer of assets to the Company. No material changes took place as a result of the purchase of AMTech, which continues to rent pumping systems, and expects to expand with the new medical reviews and successes of the long term clinical reports.

(B) 1. The principal product of the Company is patented treatments for diabetic patients called Metabolic Activation. In the future, after completion of a commercially viable unit development and regulatory approval, the company intends to market devices that detect blood glucose an A I -C levels non-invasively and a proprietary pump to deliver insulin and insulin related products.

The treatment takes place in a clinic the first time for two days and is followed by treatments once every week to perhaps once every two weeks, depending upon the patient. As the treatments are customized for each patient, the interval between treatments will vary.

The patients come into the clinic for the first phase of treatments lasting at least 16 weeks, and then may be eligible for home treatment, depending upon the availability of equipment and the abilities of the patient. Three treatments are given on a treatment day, with the patient sitting in a recliner or chair and being "hooked up" (infused) for one hour, and then disconnected for two hours. During the treatments, carbohydrates and intravenous insulin are administered using the Company's computer controlled infusion pump treatment device. After a minimum of 16 weeks, the home pump (which is the same as the clinic pump) may be used. An individualized treatment regimen will continue at home or wherever the patient is, on whatever schedule the patient desires. Certain patients will require more frequent treatments, and certain patients less, but a normal diabetic person should be able to transact the treatment at home without any complications. Another person will have to stay with the patient when treatment is administered, making sure that blood glucose does not get too low. Currently, home activations are being conducted as part of the ongoing clinical trials, and they have progressed as expected, with no difference from clinic activation. It is suggested that four times a year, home treatment patients come in for treatment and metabolic measurement in the clinic.

The patient's body metabolism changes, and drastically so during the first 16 weeks of treatments, with the changes monitored using a standard and proven test for measuring body-wide metabolism, also known as "MMC" or Metabolic Measurement Chart. This device measures oxygen consumption and carbon dioxide production on a breath-by-breath basis, and records for the first time. This allows the patient to be able to properly metabolize carbohydrates instead of metabolizing too many lipids. While the re-establishment of metabolic integrity is currently monitored during treatment in the laboratory or clinic, such measurement is not needed to deliver the treatments at home. The MMC is used initially to deter the dose for that patient, and to show the metabolic activation changes. The result of the treatments is that the liver, and thereby the whole body, achieves something totally unheard of prior to this therapy, the regaining of true non-diabetic-like metabolism.

There will be three phases, the first, clinic treatment, the second, self-administering at home, and the third, in the future, the use of the Hamilton-May computerized wearable automatically monitoring treatment pump. Implantable devices may be an optional way to administer the treatments, but due to the frequency of being treated, it is anticipated that only some patients will want an implanted device.

As stated, during the first 16 weeks, the patient's body composition changes, requiring adjustment in the treatment program. After that initial phase, the treatment dosing does not change significantly, and the patients are able to adjust any such changes. During the first phase, in clinic, the patient receives a thorough education about diabetes in general and specifically the new means of treatments. In the final weeks of this phase, the patient will be taught to self-administer the Company's treatment at home, and will practice self-administering in the final clinic treatment sessions.

(B) 2. The American Diabetes Association ("ADA") has stated that over 16 million Americans currently have diabetes with nearly 100 billion dollars spent on the treatment of the disease in the United States alone. The Company's initial market targets the 15% of all diabetics on insulin, who are classified as "brittle," and a much larger number of acutely ill diabetics. The diabetic market is so large that the projected demand of the initial "brittle" and "ill" market in the USA alone is 1,300,000 patents. The true market is any person with diabetes and their lifespan significantly shortened. Please see the above chart for the explanation of the terms "brittle".

The patients who will receive first priority for treatments are the patients for whom conventional insulin therapy is largely ineffectual. These people are chronically ill and need the life changing benefits of the Company's activation treatment. These patients quickly respond to the treatments, and the changes are easily recognized. Acute care patients include diabetics who are very "brittle" (severe difficulty with blood glucose), pregnant, and some who are of preschool age. The market also includes the millions of persons with Type Ill (adult onset) diabetes, including those who currently do not take insulin and are now on oral agents. The expectation is that Hepatic Activation will become the standard of treatment for all patients who seek to avoid the complications of diabetes.

MARKET STRATEGY

The strategy of the Company is to address diabetes first. The world market in diabetes is very large, costing the United States alone over $27 Billion per year.

There are 23 Million diagnosed diabetics in the world and the number is increasing 2% percent each year. The overall approach is simple.

(B) 3. The Company has developed the following to meet the needs of the diabetic markets as follows:

     A. The Company will expand its relationships with leading physicians, publish the data from the studies; help start physicians using their clinical settings, and then expand into additional treatment centers for that area.

     B. The Company will sell the disposables and kits, and rent infusion equipment to the users. After a center is operating properly, the home activation system will commence, whereby the patients who activate at home will be monitored by telephone, and come in for quarterly checkup activations in the clinics.

     C. The Company in conjunction with Dr. Aoki, will continue to expand the research and development of the technology into the treatment of other diseases of improper metabolism such as hypertension, heart disease, trauma care, organ transplants, elevated blood lipids and aging. This research and development effort continues to be one of the most important forms of marketing and expansion of acceptance through peer review journals.

(B) 4. There is no direct competition for this therapy. The only issue is the perceived competition of other claims of progress often found in the media, but which never seems to get past the initial announcement of "promising preliminary results". The only current competition is just aggressive conventional treatment, which is shown to be ineffective as to the onset or retarding of complications. It should also be noted that with all therapies currently known in development, (except for gene replacement therapy which actually replaces the islet cells in the pancreas), were to become available, they would need the normalization of metabolism provided by activation, since none of the known therapies, stimulate the liver into the production of the array of enzymes the human body needs to function properly.

(B) 5. The Company's treatments and products are manufactured pursuant to an Agreement and Plan of Reorganization by and between the Company and Advanced Metabolic Systems, Inc.

(B) 6. The Company's consumer base is large and it does not rely on one or even a few major customers but on a broad based marketing and advertising program.

(B) 7. The Company owns the following licenses:

                  a.) An exclusive worldwide license to exploit, manufacture and market a patented device to non-invasively determine blood glucose and Al-C levels. This device is under development and has not been approved by the FDA.

                  b.) An exclusive license to exploit and market a patented treatment for diabetes patients known as Metabolic activation. (This is also known as Hepatic activation or CIIIT). Metabolic activation has met all FDA requirements for use on human patients.

                  c.) When a commercially viable unit is available, an exclusive worldwide license to exploit, manufacture and market a proprietary pump for delivery of insulin and insulin-related products.

(B) 8. As has been stated the Company owns the following licenses and does require a license or approval form a governmental agency at this time:

                  a.) An exclusive worldwide license to exploit, manufacture and market a patented device to non-invasively determine blood glucose and Al-C levels. This device is under development and has not been approved by the Food and Drug Administration.

                  b.) An exclusive license to exploit and market a patented treatment for diabetes patients known as Metabolic activation. (This is also known as Hepatic activation or CIIIT). Metabolic activation has met all Food and Drug Administration requirements for use on human patients.

(B) 9. At the present time the Company has five (5) full time employees.

(C) The Company shall voluntarily provide its shareholders with an annual report that will include audited financial statements.

      The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

ITEM 2. MANAGEMENT'S DECISIONS AND ANALYSIS OR PLAN OF OPERATIONS:

         Plan of Operation:

         The Company is a developmental stage company. The Company consists of three key divisions: intellectual properties, non-invasive monitoring devices for diabetics and lastly, the Dr. Aoki Metabolic activation treatment division. In connection with the first division, the Company is currently developing a Hypoglycemic/Hyperglycemic Warning device and has completed the engineering phase. With regard to the second division, the Company has successfully built and tested its non-invasive monitoring devices for diabetics. Currently, these devices are being transferred from working-prototypes to miniaturized models. Upon approval from the Food and Drug Administration ("FDA"), the miniaturized models will then be marketed and a major marketing and advertising campaign shall commence. It should be noted that the final clinical trial will be conducted under the supervision of Dr. Sami Hasim at St. Luke's Roosevelt Medical Center in New York, NY. Previous successful clinical trials were conducted at Loma Linda Diabetex Center and Innovative Health Care under the direction of Dr. Ivan Goldsmith.

         As has been stated earlier, the Company has recently hired Dr. Aoki as one of its key employees. Dr. Aoki is one of the leading authorities on diabetes and is one of the directors of the The Aoki Diabetes Institute at University of California, at Davis, CA. Furthermore, the Company recently acquired Dr. Aoki's patented treatment to stop the death threatening effects of diabetes known as CIIIT or Metabolic Activation.

         The Company further has acquired Dr. Aoki's diabetes treatment company, Advance Metabolic Technologies, Inc. and acquired the pump system developed by Hamilton May Corp. to properly deliver the treatment to the diabetic patient. With these acquisitions and the relationship's the Company has developed, the Company believes that it has positioned itself properly to deliver the instruments and treatments to enhance and assist the diabetic. The Company believes that the treatments and various products, (such as the miniaturized non-invasive monitoring devices for diabetics and the Hamilton May pump) would allow the Company to properly compete with the small to medium diabetic-supply companies. Currently, these devices are being transferred from working-prototypes to miniaturized models. Upon approval from the Food and Drug Administration ("FDA"), the miniaturized models will then be marketed and a major marketing and advertising campaign would commence.

         The Company commenced receiving revenues in July 1999. Revenues for the first quarter were insignificant and approximately $20,000 per month. Revenues from the Metabolic Activation treatment and device rentals should increase commencing February 2000. The Company expects to begin receiving revenues of approximately $55,700 in May 2000, and increasing to significant revenues thereafter. The increase in revenues is based upon the newly released information on the effects of the treatment, and the reimbursement of the treatment due to its demonstrated ability to affect all diabetic patients. The Company is now supporting the patents rights to demand reimbursement from various medical insurers.

         Furthermore, FDA approval for the first non-invasive metering device and the new pumping system are expected to be sought in the year 2000.

         No significant capital expenditures or significant increases in the workforce are expected within the next twelve months. The additional development costs are set forth in the status sections of the product types. The Company will be required to obtain additional capital for the completion of these operations, and succeed with its business plans. Furthermore, the Company is exploring possible methods of financing, including loans, secondary offering of security, and private placement.

         The new Hamilton-May pump will be designed by the Company, and submitted for manufacturing by others, as Original Equipment Manufacturing. While the design and intellectual properties will remain the property of the Company, it is not anticipated that the Company will manufacture any products for the immediate future of two years. Production is expected to commence when the final prototype designs are built and tested.

         The Company is currently investigating various investment banking firms to seek out possible merger or acquisition candidates. The Company further believes that with the assistance of an investment banking firm, the Company would resolve any additional financing requirements the Company may interface with to meet its business objectives in the near future.

ITEM 3.  DESCRIPTION OF PROPERTY:

         (A) The Company does not own any property. All of its equipment is in good working order. Its principal location at 7321 Roseville Road, Sacramento, CA 95842 is rented. The building is a 37,000 square foot combination manufacturing, electronic development, warehouse and office facility. The Company co-habits with Hamilton May Corporation and AMTech.

         (B) At the present time the Company has no investment policy with respect to any real estate transactions. Pursuant to the By-laws the Board of Directors has the sole discretion for any such investment without limitation. Any change in this regard would require the vote of the shareholders.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         (A) Security ownership of certain beneficial owners.

--------------------------------------------------------------------------------------------------------------
     (1)                               (2)                               (3)                        (4)
--------------------------------------------------------------------------------------------------------------
                                    Name and                          Amount and
Title of Class             Address of Beneficial Owner        Nature of Beneficial Owner      Percent of Class
--------------------------------------------------------------------------------------------------------------
Common Voting           Henry Cartwright                             2,000,000                     15.50%
                        13 Dovetail
                        Henderson, NV   89014                        Individual
--------------------------------------------------------------------------------------------------------------
Common Voting           Advanced Metabolic Systems, Inc.             1,232,261                      9.50%
                        8776 Killdee
                        Orangevale, CA  95662                        Corporation
--------------------------------------------------------------------------------------------------------------
Common Voting           Dominion Investment Ltd.                     1,021,070                      7.9%
                        Bahamas Financial Center
                        P.O.Box Box SS-6827                          Corporation
                        Nassau, Bahamas
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

         (B) Security ownership of management

--------------------------------------------------------------------------------------------------------------
     (1)                               (2)                               (3)                        (4)
--------------------------------------------------------------------------------------------------------------
                                    Name and                          Amount and
Title of Class             Address of Beneficial Owner        Nature of Beneficial Owner      Percent of class
--------------------------------------------------------------------------------------------------------------
                        Philip R. Blomquist,                  50,000
                        7321 Roseville Road                   President, Secretary and            .004%
Common Voting           Sacramento, CA  95842                 Sole Director
--------------------------------------------------------------------------------------------------------------
                        Floyd Ault as Trustee for the Ault    80,000
                        Trust                                 Treasurer                           .006%
Common Voting           7321 Roseville Road
                        Sacramento, CA  95842
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------



         (C) There are no arrangements that would result in a change of control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

         (A) The following are the Directors and Executive Officers of the
         Company:

               PHILLIP R. BLOMQUIST, age 69, President and Secretary for a term of office of 2 years commencing on January 4, 1999 and Sole Director. Prior to his association with the Company, Mr. Blomquist was involved in a number of venture capital situations from real estate development and construction to automotive sales, leasing and rental. From 1967 to 1973, Mr. Blomquist served as Salt Lake County Commissioner for Salt Lake City, Utah. As Salt Lake County Commissioner, he was responsible for the construction of the Salt Palace, a large convention center and sports arena. He was also responsible for the Salt Lake County Hospital and served on the Salt Lake County Board of Health. He administered all governmental medical services dispensed in the County. Under his direction, medical services for the indigent and elderly were expanded substantially and new programs were implemented.

               FLOYD AULT, age 79, Treasurer, term of office 2 years, began serving January 4, 1999. Prior to his association with the Company, Mr. Ault was a registered nurse. For the past ten years, Mr. Ault has served as a medical consultant.

               THOMAS T. AOKI, M.D., age 59, President of Advanced Metabolic Technologies, Inc. (Company's wholly owned subsidiary). Dr. Aoki is the original patent holder of the Metabolic Activation. Prior to his association with the Company, is Professor of Medicine and Chief of the Division of Endocrinology at the University of California, Davis, Medical Center (Sacramento). He obtained his M.D. degree from Yale University in 1965 and that year received the Moseby Award for Scholastic Excellence. Dr. Aoki has served as a member of numerous professional organizations and committees in diabetes, endocrinology and metabolism. From 1972 to 1994, he was as a Senior Investigator of the Research Division at the Joslin Diabetes Research Center and from 1982 to 1984 served as the Head of the Metabolism Section. Dr. Aoki is an internationally recognized expert in the field of hormone-fuel metabolism and diabetes.

               Dr. Aoki responsibilities will include ensuring that all products and systems developed fully meet the technical, scientific, and medical requirements for delivering the Advanced Metabolic Technologies diabetes treatment. He is uniquely qualified to integrate the requirements of the Advanced Metabolic Technologies technology with the needs of health care providers and the needs of patients. His participation will expedite product development and enable the company to develop market readiness, and market dominance. He has had 89 professional papers, 71 abstracts, and 21 reviews published and has contributed various chapters to 9 medical books.

               There are no key employees at this time other than those serving in the official capacities above.

          (B) There are no family relationships among any of the directors, executive officers, or any person nominated or chosen to be a director or executive officer.

          (C) 1. There are no legal proceedings, pending or completed against the Company, its directors, executive officers, or of any business that any such person was a general partner or executive officer.

               2. None of the directors or executive officers has been convicted of any criminal offense (excluding traffic violations and other minor offenses) nor are any such proceedings pending in any court of competent jurisdiction.

               3. No executive officer or director has been the subject of any judgment or decree by any court of competent jurisdiction revoking, suspending or enjoining any such executive officer or director of the Company or otherwise limiting in any way the participation of such person in the total involvement of business, securities or banking activities.

               4. No executive officer or director has been found by any court of competent jurisdiction to have violated a federal securities or commodities law, including any such finding by the Commission or Commodity Futures Trading Commission.

     ITEM 6. EXECUTIVE COMPENSATION


                           SUMMARY COMPENSATION TABLE

------------------------------------------------------------------------------------------------------------------------------------
                                                                                        LONG TERM COMPENSATION
                                                                              ------------------------------------------
                                                       ANNUAL COMPENSATION    AWARDS                            PAY-OUTS
                                                       -------------------    --------------------------        --------------------
       (a)             (b)        (c)       (d)                (e)              (f)              (g)               (h)        (i)
------------------------------------------------------------------------------------------------------------------------------------
NAME AND                                                                      RESTRICT        SECURITIES                   ALL OTHER
PRINCIPLE                                              OTHER ANNUAL           STOCK           UNDERLYING        LTIP       COMP
POSITION              YEAR      SALARY     BONUS       COMPENSATION           AWARDS          OPTIONS/          PAY-       ($)
                                  ($)                                         ($)             SAR'S             OUTS
                                                                                              (#)               ($)
------------------------------------------------------------------------------------------------------------------------------------
Pres./Secy.
Philip  Blomquist     1999      -0-         -0-        none                                   none              None       -0-
------------------------------------------------------------------------------------------------------------------------------------
Treasurer             1999      -0-         -0-
Floyd Ault                      -0-         -0-        none                                   none              None       -0-
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


The officers and directors of the Company have served without compensation other than the shares of restricted stock issued above.

     ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     (A) There have been no transactions or proposed transactions to which the Company was or is to be a party, in which any of its officers, directors, nominees had a direct or indirect material interest.

     (B) The Company has not issued, either directly or indirectly, anything of value to any promoter, including money, shares, property, assets, contracts or options of any kind.

     (C) The Company has not granted any material underwriting discounts or commissions upon the sale of securities to any party who was or is to be a principal underwriter or is controlling person or member of a firm that was to be a principal underwriter.

     (D) There have been no transactions either to purchase or sell assets of the Company extraordinary to the normal business operations of the Company.

     ITEM 8. DESCRIPTION OF SECURITIES

          1. The Company is offering common equity shares with no dividend or preemption rights and voting rights of one vote per share.

     (A)  The Company has no debt securities.


                                     PART II


     ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER'S MATTERS

     The Company's stock is being traded on the NASD OTC Bulletin Board since December 30, 1998. The following represents the high and low prices for each quarter therefrom. As of September 30, 1999, the Company had 248 record holders of its Common Stock.

--------------------------------------------------------------------------------------------------
QUARTER ENDING                                MARCH                JUNE                  SEPTEMBER
                                              1999                 1999                  1999
--------------------------------------------------------------------------------------------------
HIGH                                          13.50                22.50                 15
--------------------------------------------------------------------------------------------------
LOW                                           12.75                22.00                 13
--------------------------------------------------------------------------------------------------

   ITEM 2. LEGAL PROCEEDINGS

   There are no legal proceedings, judicial or administrative, pending against the Company.

   ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

   Jones, Jensen & Company ("Jones") were previously the principal accountants of Diabetex International Corp. (formerly Sheridan Industries). On February 1, 1999, the Board of directors approved the engagement of the firm of Crouch, Bierwolf & Chisholm ("Crouch") to replace Jones, which change was made at the election of the new Board of Directors of the company. In connection with the audit of the previous fiscal years ended December 31, 1996, there were no disagreements with Jones on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedures. These disagreements, if any, if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, and said firm has not advised the registrant of any reportable events. The accountant's report of Jones on the financial statements of the Company as of and for the year ended December 31, 1996 did not contain any adverse opinion or disclaimer or opinion, nor were they qualified as to the uncertainty, audit scope or accounting principles except as to the issue of a going concern.

   ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

   On January 4, 1999, the Company filed a Form D Notice of Sale of Securities Pursuant to Regulation D with the Securities and Exchange Commission under Rule 504 adopted under the Securities Act of 1933 (the "Act") as amended. The securities sold were common shares and the aggregate dollars raised were $100,000 to two accredited investors, Colonial National, Ltd. and Hamilton, Ltd. No officer, director or affiliate received any payment from these funds.

   On January 4, 1999 through January 15, 1999, the Company sold 950,000 common shares at an offering price of $.05 per share. All sales were made pursuant to an exemption under Rule 506 of Regulation D adopted under the Act as amended. Investors received information required by Rule 506 of Regulation D the Act and other requirements of Regulation D were met. The shares were issued to investors as follows:

NAMES OF PURCHASERS                                   NUMBER OF SHARES PURCHASED
Ingrid P. Abbey                                                           41,000
Anne Ainsworth                                                             5,000
Betty and Darl Altman                                                      1,000
Craig E. Anderson                                                          1,000
Mary Lou Anderson                                                          1,000
B & A Trading                                                             11,000
Eliot Bauer                                                                4,000
Shawn Burke                                                                3,500
Deverlee Bradin                                                           10,000
Jennifer Burke                                                             3,500
Margaret Sue Carmen                                                          500
Dana R. Cartwright                                                        20,000
Stanley D. Cartwright                                                     20,000
Terry Cartwright                                                           4,000
Terry Cartwright                                                          16,000

NAMES OF PURCHASERS                                   NUMBER OF SHARES PURCHASED
Richard A. Chudey                                                         19,200
Arlene Churchill                                                           5,000
James Drake                                                               11,000
Gurinder S Garcha                                                          1,000
Theodore Georgoff                                                            500
Tim J Gephardt                                                             5,000
GLS Property Management                                                   10,000
Robert E. Gomer                                                            1,000
Walter Grady                                                                 500
Richard Hooton                                                            15,000
JMT3T Holdings                                                               500
Ajit Khanuja                                                               1,000
Ajit Khanuja                                                               1,000
Benjamin Kirach                                                           14,000
Godel Kirschenbaum                                                        14,000
Paul Kramer                                                                1,200
Hans Liebig                                                                5,000
Elayne Fanney                                                              1,000
Robert Klorman                                                               400
Blake Kenneth Taylor                                                       5,500
Angel S. Luca                                                              1,000
Patricia McKone                                                           16,000
Spencer McOscar                                                           40,000
Henry Merce, Jr                                                            5,000
Louis Meyers                                                               5,000
Mark Montifiore                                                           10,000
James Nunn                                                                11,000
John Parnes                                                                6,000
Carol Pfeifer                                                             70,000
Robert Pfeifer                                                            50,000
Micael Pizza                                                               5,000
Kerm Rudolph                                                              40,000
Beverlee Robinson                                                          5,000
Thomas Rudolph                                                             5,000
Stephen Rudolph                                                            4,000
John Sampson                                                               8,500
Kenneth Schatz                                                            37,500

NAMES OF PURCHASERS                                   NUMBER OF SHARES PURCHASED
Lawrence Sebuck                                                            5,000
Inder Jitt Singh                                                             500
Jeffrey Skillman                                                          10,000
Skillman Renunion                                                         10,000
Dean Skillman                                                              5,000
Gary Sleimers                                                              3,000
Janice Sleimers                                                           17,000
Jeffrey Sleimers                                                           3,500
Gary Sleimers                                                             40,000
Robert Slykhuis                                                            5,000
Sandra Smith Trust                                                         3,000
Taylor Press Products Co                                                   1,000
Thomas Taylor                                                             28,500
Edward Taylor                                                             12,500
John Unger                                                                 5,000
Blaine Wagner                                                              2,500
David Wagner                                                               2,000
John Walker                                                               12,500
Lancer Weinrich, Sr                                                        1,000
Robert Wiley                                                              90,000
Irvin Wisniewski                                                             500
Holdon-Russell Wood                                                        1,600

ITEM 5. INDEMNIFICATION OF DIRECTORS, OFFICERS.

As the Board of Directors may from time to time provide in the By-Laws or by resolution, the corporation may indemnify its officers, directors, agents and other persons to the full extent permitted by the laws of the State of Nevada.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    DIABETEX INTERNATIONAL CORP.
                                                            (Registrant)


Date: November 2, 1999                     By: /s/ Philip R. Blomquist
      ----------------                         -----------------------
                                                   Philip R. Blomquist

                DIABETEX INTERNATIONAL CORPORATION AND SUBSIDIARY

                      (Formerly Sheridan Industries, Inc.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                    June 30, 1999, December 31, 1998 and 1997

                          INDEPENDENT AUDITOR'S REPORT


Stockholders and Directors
Diabetex International Corporation and subsidiary
Sacramento, CA


         We have audited the consolidated accompanying balance sheets of Diabetex International Corporation (a Nevada Corporation) (a development stage enterprise) and subsidiary as of June 30, 1999, December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the periods then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express and opinion on these consolidated financial statements based on our audit. The financial statements of Diabetex International Corporation for the period September 14, 1983 to December 31, 1996 were audited by other accountants whose report dated January 15, 1997 expressed an unqualified opinion on those statements.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diabetex International Corporation at June 30, 1999, December 31, 1998 and 1997, and the results of its operations and cash flows for the six months ended June 30, 1999 and for the years ended December 31, 1998 and 1997, and for the period from September 14, 1983 (inception) to June 30, 1999 in conformity with generally accepted accounting principles.



Salt Lake City, UT
September 28, 1999

                DIABETEX INTERNATIONAL CORPORATION AND SUBSIDIARY
                          (A Development Stage Company)
                           Consolidated Balance Sheets


                         ASSETS
                                                                                  December 31,
                                                         June 30,         ------------------------------
                                                          1999               1998               1997
                                                       -----------        -----------        -----------
CURRENT ASSETS
         Cash (Note 1)                                 $    71,815        $        --        $        --
         Prepaid expenses (Note 7)                         144,928                 --                 --
                                                       -----------        -----------        -----------
         Total Current Assets                              216,743                 --                 --

Property, Plant & Equipment (Note 4)                         2,708                 --                 --

Intangible Assets (Note 3)                               9,419,136                 --                 --
                                                       -----------        -----------        -----------
                                                       $ 9,638,587        $        --        $        --
                                                       ===========        ===========        ===========

             LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

         Accounts payable                              $    38,627        $     4,050        $     3,400
         Accounts payable-related party (Note 6)           200,000                 --                 --
                                                       -----------        -----------        -----------
         Total Current Liabilities                         238,627              4,050              3,400

CONTINGENCIES AND
   COMMITMENTS (Note 8)                                         --                 --                 --

STOCKHOLDERS' EQUITY (DEFICIT)

         Common stock; $.002 par value;
           50,000,000 shares authorized,
           12,909,979 and 42,508 shares
           issued and outstanding (Note 2)                  25,820                 85                 85
         Additional paid-in capital                      9,856,272            153,499            153,499
         Deficit accumulated during the
           development stage                              (482,132)          (157,634)          (156,984)
                                                       -----------        -----------        -----------

         Total Stockholders' Equity                      9,399,960             (4,050)            (3,400)
                                                       -----------        -----------        -----------
                                                       $ 9,638,587        $        --        $        --
                                                       ===========        ===========        ===========

    The accompanying notes are an integral part of these financial statements

                DIABETEX INTERNATIONAL CORPORATION AND SUBSIDIARY
                          (A Development Stage Company)
                      Consolidated Statements of Operations

                                                                                                                      From
                                       For the             For the                                                 Inception on
                                      Six Months         Six Months                                                September 14,
                                        Ended              Ended                   For the Year Ended                1983 to
                                       June 30,           June 30,                    December 31,                   June 30,
                                         1999               1998                1998                1997               1999
                                     ------------        ------------       ------------        ------------        ------------
REVENUES                             $         --        $         --       $         --        $         --        $         --

EXPENSES

         Professional Services            254,032                  --                650                3400             289,082
         Legal                             46,231                  --                 --                  --              46,231
         Public Relations                  11,794                  --                 --                  --              11,794
         Other Administrative              12,441                  --                 --              20,131             133,725

            Total Expenses                324,498                  --                650              23,531             480,832
                                     ------------        ------------       ------------        ------------        ------------

NET LOSS BEFORE
   INCOME TAXES                          (324,498)                 --               (650)            (23,531)           (480,832)

PROVISION FOR
   TAXES (Note 1)                              --                  --                 --                (500)             (1,300)
                                     ------------        ------------       ------------        ------------        ------------

NET LOSS                                 (324,498)                 --       $       (650)       $    (23,031)       $   (482,132)
                                     ============        ============       ============        ============        ============

LOSS PER SHARE (Note 1)                      (.03)                 --       $       (.02)       $       (.54)
                                     ============        ============       ============        ============

AVERAGE SHARES
   OUTSTANDING                         11,598,339              42,511             42,511              42,511
                                     ============        ============       ============        ============

    The accompanying notes are an inegral part of these financial statements

    DIABETEX INTERNATIONAL CORPORATION AND SUBSIDIARY
    (A Development Stage Company)
    Consolidated Statements of Stockholders' Equity

                                                                                      Accumulated
                                                                       Capital in   Deficit During
                                         Common         Common         Excess of       Retained
                                         Shares         Stock          Par Value        Deficit
                                       ---------       ---------       ---------       ---------
Balance, December 31, 1989                   862       $       2       $  94,173       $ (96,973)

Loss for the Year                             --              --              --            (130)
                                       ---------       ---------       ---------       ---------

Balance, December 31, 1990                   862               2          94,173         (97,103)

Issues 225 shares to an
 officer in cancellation of debt             225               1           3,772              --

Loss for the Year                             --              --              --          (3,333)
                                       ---------       ---------       ---------       ---------

Balance, December 31, 1991                 1,087               3          97,945        (100,436)

Expenses paid on the Company's
 behalf contributed to capital                --              --           2,666              --

March 5, 1992, issued 1,250
 shares for services rendered              1,250               2           9,998              --

Loss for the Year                             --              --              --         (10,278)
                                       ---------       ---------       ---------       ---------

Balance, December 31, 1992                 2,337               5         110,609        (110,714)

Loss for the Year                             --              --              --            (136)
                                       ---------       ---------       ---------       ---------

Balance, December 31, 1993                 2,337               5         110,609        (110,850)

October 17, 1994, issued
 25,000 shares for expenses paid
 on the Company's behalf                  25,000              50          20,950              --

Expenses paid on the Company's
  behalf contributed to capital               --              --             612              --

Loss for the Year                             --              --              --         (22,903)
                                       ---------       ---------       ---------       ---------

Balance, December 31, 1994                27,337              55         132,171        (133,753)

Expenses paid on the Company's
 behalf contributed to capital                --              --           1,227              --

Loss for the Year                             --              --              --            (100)
                                       ---------       ---------       ---------       ---------

Balance, December 31, 1995                27,337              55         133,398        (133,853)

Loss for the Year                             --              --              --            (100)
                                       ---------       ---------       ---------       ---------

Balance, December 31, 1996                27,337              55         133,398        (133,953)



                                   (continued)

    DIABETEX INTERNATIONAL CORPORATION AND SUBSIDIARY
    (A Development Stage Company)
    Consolidated Statements of Stockholders' Equity
    (continued)

                                                                                               Accumulated
                                                                               Capital in     Deficit During
                                              Common          Common           Excess of        Retained
                                              Shares           Stock           Par Value         Deficit
                                             ---------        ---------        ---------        ---------
Balance, December 31, 1996                      27,337        $      55        $ 133,398        $(133,953)

Shares issued for asset of Aladdin
Transportation, Landmark, Inc.
and Over 100, Inc. (Note 2)                     82,500              165             (165)              --

Shares issued for incentives for loans
to Aladdin Transportation, Landmark,
Inc. and Over 100, Inc. (Note 2)                25,163               50           20,081               --

Shares canceled by various
shareholders                                   (10,000)             (20)              20               --

Shares canceled for acquisition of
Aladdin Transportation, Landmark,
Inc. and Over 100, Inc. (Note 2)               (82,500)            (165)             165               --

Shares issued for Presidential and
Regal Limousine Service (Note 2)                 4,000                8               (8)              --

Shares canceled for Presidential
and Regal Limousine Service
   (Note 2)                                     (4,000)              (8)               8               --

Net Loss for the Year                               --               --               --          (23,031)
                                             ---------        ---------        ---------        ---------

Balance, December 31, 1997                      42,500               85          153,499         (156,984)

Rounding due to reverse
stock split (Note 2)                                11               --               --               --

Net Loss for the Year                               --               --               --             (650)
                                             ---------        ---------        ---------        ---------

Balance, December 31, 1998                      42,511               85          153,499         (157,634)



                                   (continued)

                DIABETEX INTERNATIONAL CORPORATION AND SUBSIDIARY
                          (A Development Stage Company)
                 Consolidated Statements of Stockholders' Equity
                                   (continued)

                                                                                               Accumulated
                                                                               Capital in     Deficit During
                                              Common          Common           Excess of        Retained
                                              Shares           Stock           Par Value         Deficit
                                             ----------       ----------       ----------       ----------
Balance, December 31, 1998                       42,511       $       85       $  153,499       $ (157,634)

Shares issued for cash at $.03 per
 share (average)                              9,285,207           18,570          262,322               --

Shares issued for services at $.12
 per share (average)(Note 2)                  2,050,000            4,100          245,900               --

Shares issued for intangible assets at
 $6 per share (Note 2 & 3)                    1,532,261            3,065        9,190,501               --

Expenses paid by shareholder in
 Company behalf                                      --               --            4,050               --

Net Loss for the Period                              --               --               --         (324,498)
                                             ----------       ----------       ----------       ----------

Balance, June 30, 1999                       12,909,979       $   25,820       $9,856,272       $ (482,132)
                                             ==========       ==========       ==========       ==========

   The accompanying notes are an integral part of these financial statements

    DIABETEX INTERNATIONAL CORPORATION AND SUBSIDIARY
    (A Development Stage Company)
    Consolidated Statements of Cash Flows


                                                                                                                     From
                                               For the         For the                                           Inception on
                                             Six Months      Six Months                                          September 14,
                                                Ended           Ended             For the Year Ended               1983 to
                                               June 30,        June 30,               December 31,                 June 30,
                                                1999            1998            1998               1997               1999
                                             -----------        ----       -----------        -----------        -----------
CASH FLOWS FROM
  OPERATING ACTIVITIES
     Net loss                                $  (324,498)         --       $      (650)       $   (23,031)       $  (482,132)
     Adjustments to net cash used
       by operating activities:
     Depreciation                                    300          --                --                 --                300
     Stock issued for services                   250,000          --                --                 --            281,000
     Expenses paid by a shareholder
        on the Company's behalf                    4,050          --                --                 --              8,555
       Increase (Decrease)
        in accrued expenses                      234,577          --               650              2,900            238,627
       Increase (Decrease) in prepaids          (144,928)         --                --                 --           (144,928)
      Expenses paid by stock                          --          --                --             20,131             20,131
                                             -----------        ----       -----------        -----------        -----------

Net Cash Used by
  Operating Activities                           (19,501)         --                --                 --            (78,447)
                                             -----------        ----       -----------        -----------        -----------

CASH FLOWS FROM
  INVESTING ACTIVITIES
     Cash paid for acquisition of
        intangibles                             (225,570)         --                --                 --           (225,570)
     Cash paid for fixed assets                   (3,008)         --                --                 --             (3,008)
                                             -----------        ----       -----------        -----------        -----------

Net Cash Provided by
 Investing Activities                           (228,578)         --                --                 --           (228,578)
                                             -----------        ----       -----------        -----------        -----------

CASH FLOWS FROM
  FINANCING ACTIVITIES
     Issuance of common stock                    280,892          --                --                 --            394,665
     Stock offering costs                             --          --                --                 --            (15,825)
                                             -----------        ----       -----------        -----------        -----------

Net Cash Provided by
 Financing Activities                            280,892          --                --                 --            378,840
                                             -----------        ----       -----------        -----------        -----------

NET INCREASE (DECREASE)
 IN CASH                                          71,815          --                --                 --             71,815

CASH, BEGINNING OF PERIOD                             --          --                --                 --                 --
                                             -----------        ----       -----------        -----------        -----------

CASH, END OF PERIOD                          $    71,815        $ --       $        --        $        --        $    71,815
                                             ===========        ====       ===========        ===========        ===========


CASH PAID FOR:
     Interest                                $        --        $ --       $        --        $        --        $        --
     Income taxes                            $        --        $ --       $        --        $        --        $        --

Non Cash Transactions
     Stock Issuance for
        Services                                 250,000          --       $        --        $        --        $   281,000
        Acquisition of Intangibles             9,193,566          --       $        --        $        --        $ 9,193,566

                DIABETEX INTERNATIONAL CORPORATION AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    June 30, 1999, December 31, 1998 and 1997

NOTE 1 - ORGANIZATION AND HISTORY

         A.  Organization

         The financial statements presented are those of Diabetex International Corporation (formerly Sheridan Industries, Inc.) ( a development stage company). The Company was incorporated under the laws of the State of Utah on September 14, 1983. The Company changed its name to Associated Healthcare, Inc. during 1991 but later rescinded the name change and reverted back to Sheridan Industries, Inc. The Company has never had any operations up to December 31, 1998 and in accordance with SFAS #7, is considered a development stage company. The Company is now involved in the treatment and diagnosis of diabetes.

         In 1998, the Company created, and later merged with, a Nevada subsidiary and changed its name to Diabetex International Corporation.

         In June 1999, the Company purchased all of the shares of Advanced Metabolic Technologies, a Nevada corporation (AMT) (See Note 3 for discussion of AMT and its activity). The Company was formed on May 19, 1999 as a wholly subsidiary of Advanced Metabolic Systems (AMS) which transferred an exclusive license to patented proprietary technology for the treatment of diabetes known as Metabolic Activation.

         b.  Accounting Method

         The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

         c.   Loss Per Share

         The computations of loss per share of common stock are based on the weighted average number of shares outstanding at the date of the financial statements. Fully diluted loss per share and basic loss per share at June 30, 1999 is the same since any outstanding stock equivilents at June 30, 1999 (10,000 shares) would be antidilutive. There were no outstanding stock equivalents for all other periods; therefore, basic and fully diluted shares are the same.

         d.  Provision for Taxes

         The Company adopted Statement of Financial Standards No. 109 "Accounting for Income taxes" in the fiscal year ended December 31, 1998 and was applied retroactively.

  Statement of Financial Accounting Standards No. 109 "Accounting for Income
                                     Taxes"

                DIABETEX INTERNATIONAL CORPORATION AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    June 30, 1999, December 31, 1998 and 1997

NOTE 1 - ORGANIZATION AND HISTORY (continued)

         requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes (a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.

         d.  Provision for Taxes (continued)

         Deferred income taxes result from temporary differences in the recognition of accounting transactions for tax and financial reporting purposes. There were no temporary differences at December 31, 1998 and earlier years; accordingly, no deferred tax liabilities have been recognized for all years.

         The Company has cumulative net operating loss carryforwards of over $150,000 at December 31, 1998. No effect has been shown in the financial statements for the net operating loss carryforwards as the likelihood of future tax benefit from such net operating loss carryforwards is highly improbable. Accordingly, the potential tax benefits of the net operating loss carryforwards, estimated based upon current tax rates at December 31, 1998 have been offset by valuation reserves of the same amount. The net operating losses begin to expire in the year 2003.

         e.   Cash or Cash Equivalents

         The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

         f.   Consolidated Financial Statements

         The consolidated financial statements include the accounts of Diabetex International Corporation and its subsidiary, Advanced Metabolic Technology. Collectively, these entities are referred to as the Company. All significant intercompany transactions and accounts have been eliminated.

         g.  Impairment of long term assets


         All long-lived assets (including intangible assets) are evalutated for impairment wherever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. An impairment has occured by comparing the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposal to the asset's carrying amount.

                       DIABETEX INTERNATIONAL CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                    June 30, 1999, December 31, 1998 and 1997


NOTE 1 - ORGANIZATION AND HISTORY (continued)

         Considerable management judgment is necessary to estimate discounted future cash flows.


NOTE 2 - NON CASH TRANSACTIONS

         During 1999, the Company issued stock for services and the purchase of a subsidiary and other intellectual properties related to the medical field, specifically technology that advances the treatment and diagnosis of diabetes.

         The transactions were recorded at estimated fair market value of the stock, specifically the price of stock being offered at private placement prices to the general public, or some other negotiated arms length transaction as best determined at the time by the board of directors. The following transactions occurred in the first six months of 1999:

                  -2,000,000 shares were issued for services rendered for assistance in obtaining the Company's license to 44 patents covering technology related to non invasive blood glucose monitoring. Share shares were valued at $.05 per share or total value of $100,000.

                  -50,000 shares were issued for services rendered related to the acquisition of Advanced Metabolic Technologies. The shares were valued at $3 per share or $150,000.

                  -1,532,261 shares were issued for acquisition of all of the stock of Advanced Metabolic Technologies (see note 3) and a license for the intellectual properties related to an insulin pump developed by Hamilton May, Inc. The purchase price was negotiated at $6 per share or a total value of $9,193,566. The fair market value of the stock was $10 (private placement purchase price) or $20 to $22 quoted price on the bulletin board. The Company had an appraisal completed on Advanced Metabolic Technologies intellectual properties which substantiated a value greater than the purchase price. The estimated value of the Hamilton May insulin pump has not been appraised, but the Company has adopted a policy of reviewing the value of the Hamilton May pump and all other intellectual properties that it has or will acquire and write down the value to estimate future value to the Company in the period once the value is know to have decreased. (See Note 1)

NOTE 3 - ACQUISITION OF INTANGIBLE ASSETS

         Advanced Metabolic Technologies (AMT)
         AMT owns an exclusive license to market, and otherwise exploit, that certain therapy known as hepatic activation or metabolic activation (the therapy). A patent has been granted covering the therapy (May
         1988) and the patent is a subject of the license. The license

                       DIABETEX INTERNATIONAL CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                   June 30, 1999, December 31, 1998 and 1997

NOTE 3 - ACQUISITION OF INTANGIBLE ASSETS (continued)

         includes any and all improvements to the therapy, the subject patent or any related subsequent patents. The therapy has been developed at the Aoki Diabetes Research Institute (ADRI) under the direction of Dr. Thomas Aoki. ADRI is associated with and maintains it's offices and clinic on the campus of University of California, Davis, in Sacramento California. The therapy has been in development and testing for a period of more than ten years and has met all FDA requirements for use on human patients. The cost of developing and proving the therapy exceeded $12,000,000 (twelve million dollars). The therapy is to be used on patients that suffer from diabetes. Patients that have undergone regular treatments have reported improvements in diabetes related health complications such as restoration of kidney function or cessation of kidney degeneration, restoration of eyesight or cessation of eyesight degeneration, improved heart metabolism, cessation of diabetic hyper/hypo glycemic blackouts, and improved sense of general health and well being and other benefits. Presently, ADRI and five private clinics administer the therapy to patients of a fee basis. The Company carries this asset on it's books at a cost of $7,619,136 paid in stock and cash.

         Hamilton May
         Hamilton May Corporation has sold the Company a license to market, and otherwise exploit, that certain mechanical device known as the Hamilton May Pump (the pump). The license includes any and all improvements to the pump and rights to patent protection if a patent, covering the pump, is ever granted. The pump has been developed under the direction of Dr. Nardo Zaias of Miami, Florida. The pump has been shown to have the ability to deliver pulses of insulin and insulin related products to patients with tremendous precision and without shear. There are no regulatory prohibitions against using the pump on human patients. The pump has the feature of being a two-way system in that it has the capacity to both deliver and draw when attached to a patient. The pump is in the design stage and has not been approved by the FDA.

         The Company issued 1,232,261 shares of common stock for all outstanding shares of AMT (800,000 shares). The only asset of AMT was the license to market a therapy known as hepatic activation or metabolic activation. As part of the acquisition, the company agreed to pay a $50,000 outstanding debt of AMT, pay all legal costs of the acquisition, and pay directly to the stockholder of AMT, cash in the amount of $150,000 over a period of 10 months.

         The Company has issued 300,000 shares of common stock for the Hamilton/May pump.


         Herein is a summary of the purchase of Advanced Metabolic Technology
         (AMT) and Hamilton/May pump:

                       DIABETEX INTERNATIONAL CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                    June 30, 1999, December 31, 1998 and 1997


NOTE 3 - ACQUISITION OF INTANGIBLE ASSETS (continued)
         :
         AMT

         Purchase of AMT intellectual properties

                  Stock (1,232,261 shares @ $6 per share)                             $7,393,566
                  Cash paid for legal services on transaction                             25,570
                  Cash paid over time ($15,000 over 10 months)(note 6)                   150,000
                  Assumption of debt (note 6)                                             50,000
                                                                                      ----------
                                                                                      $7,619,136
         Hamilton/May

         Purchase of Hamilton/May pump

                  Stock (300,000 shares @ $6 per share)                               $1,800,000
                                                                                      ----------

         Total
                                                                                      $9,419,136
                                                                                      ----------

         The purchase of AMT and Hamilton May were accounted for as a purchase per APB #16.

         The amortization of the intellectual properties of AMT and Hamilton/May will be established by the board of directors once the technology has been perfected, all FDA and other government licensing and approvals have been acquired, and commercial realization of the technology has begun.

         Supplemental information regarding AMT:

         No historical information is provided for AMT since AMT was created in May, 1999 and has no operating history since inception.

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

         Property and equipment are recorded at cost. Repairs and maintenance are charged to operations, and renewals and additions are capitalized.

                       DIABETEX INTERNATIONAL CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                    June 30, 1999, December 31, 1998 and 1997


NOTE 4 - PROPERTY, PLANT AND EQUIPMENT (continued)

         Property and equipment consists of the following:

                                                   June 30,               December  31,
                                                    1999              1998            1997
                                                   -------           -------        -------
         Computer Equipment                        $ 3,008           $   --         $  --
         Equipment                                    --                 --            --
                                                   -------           -------        -------

         Less: Accumulated Depreciation            $  (300)              --            --
                                                   -------           -------        -------
                                                                                      ---
                                                   $ 2,708             $--            $--
                                                   =======           =======        =======

         Depreciation is based on the estimated useful life of the asset either on a straight line basis over 5 years.

         Depreciation expense for 1998 and 1997 was $0. Depreciation expense for 1999 was $300.

NOTE 5 - USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities and earnings involve extensive reliance on management's estimates. Actual results could differ from those estimates.

NOTE 6 - ACCOUNTS PAYABLE-RELATED PARTY

         At the time of the purchase of American Metabolic Technology (Note 3), the Company agreed to pay $150,000 in closing and other costs over a period of time and another $50,000 for research performed by another research development firm for AMT before the purchase. These payments were part of the negotiated purchase price of AMT and was included in the basis of the cost of AMT.

NOTE 7 - PREPAID EXPENSES

         Prepaid expenses consists of the following:

                  Advances to affiliate for advance
                     royalties (Note 8)                              $119,928
                  Prepaid consulting fees (Note 8)                     25,000
                                                                     --------
                                                                     $144,928
                                                                     ========

                       DIABETEX INTERNATIONAL CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                    June 30, 1999, December 31, 1998 and 1997


NOTE 8 - COMMITMENTS AND CONTINGENCIES

         As part of the purchase of AMT, the Company agreed to pay $200,000 to Advanced Metabolic Systems (AMS), former parent of AMT, in closing costs and other expenses related to the insurance billing of AMT for its metabolic activation therapy. $25,000 for those services were paid prior to June 30, 1999 and is listed as a prepaid expense.

         The Company also agreed to pay two consultants to AMT for a period of one year at $5,000 each per month.

         In 1999, The Company entered into a licensing agreement with Solid State Farms, Inc. for their 44 international patents covering proprietary technology to monitor blood glucose levels non invasively. The agreement calls for a payment of a 7% of the adjusted gross sales price on all licensed products. The Company has made advance royalty payments of $119,928 on this royalty up to June 30, 1999.

NOTE 9 - STOCK OPTIONS

         In March, 1999, the Company awarded a stock option to an international corporation as part of a Private Placement Memorandum wherein 50,000 shares could be purchased for $10 up to 12 months of the agreement (March 1, 1999). As of June 30, 1999, 21,307 shares have been exercised.

NOTE 10 - REVERSE STOCK SPLIT

         In 1998, the Company shareholders approved a 1 for 400 reverse stock split of its common shares. The financial statements have been restated retroactively to show the effects of the split.

Note 11 - MARKET SEGMENT INFORMATION

         The company is in the business of providing equipment for the monitoring and treatment of diseases of improper metabolism including its first major market, Diabetes. The company has three independent but related lines of products and services; a) non-invasive biological monitoring; b) metabolic activation equipment and treatment, and c) new high accuracy infusion devices for the automatic delivery of its treatments.

         Non-invasive Biological Monitoring

         An exclusive worldwide license to exploit, manufacture and market patented devices to non-invasively determine blood glucose, hemoglobin A1C, and other blood levels to help treat diabetes and potentially other diseases. These device prototypes are in development, are being tested and refined, and have not been submitted for approval by the US Food and Drug Administration ("FDA").

                       DIABETEX INTERNATIONAL CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                    June 30, 1999, December 31, 1998 and 1997

         Metabolic Activation

         An exclusive license to exploit and market a patented metabolism treatment called Metabolic Activation (also know as hepatic activation of Continuous Intermittent Insulin Therapy, CIIIT in some medical publications). This treatment is delivered by a special infusion device with the treatment programmed into the device, and is FDA approved since 1988. The treatment has been in development for over ten years by Advanced Metabolic Systems, Inc., and has been used for the last ten years, with constant following to demonstrate the stopping of the complications of diabetes, and certain other metabolism related disease states. The Company acquired this treatment, business, licenses, special infusion devices and know-how by exchange of its shares with Advanced Metabolic Systems, Inc., (AMS).

         Infusion Devices

         An exclusive worldwide license to finish development, exploit, manufacture and sell an ultra accurate pumping system which will replace the current FDA approved device, and provide for automatic delivery of the treatment, and any insulin or insulin related products. This technology was acquired from Hamilton/May, Inc.

         As of June 30, 1999, the Company has not realized any income from any of the three distinct technologies. Other selected financial information regarding each segment as follows:

                                                 Biological            Metabolic             Infusion
                                                 Monitoring            Activation             Devices
                                                 ----------            ----------            ----------
         Income Statement Information

         Sales                                         --                    --                    --


         Expenses                                      --                    --                    --

         Profit/loss from operations                   --                    --                    --

         Balance Sheet Information

         Assets                                  $  122,636            $7,644,136            $1,800,000

         Liabilities                                   --              $  200,000                  --

                          Independent Auditors' Report


Board of Directors
Sheridan Industries, Inc.
New York, NY

We have audited the accompanying balance sheets of Sheridan Industries, Inc. (a development stage company) as of December 31, 1996 and 1995, and the related statements for operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1996, 1995, and 1994 and from the date of inception on September 14, 1983 through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial of Sheridan Industries, Inc. as of December 31, 1996 and 1995 and the results of its operations and cash flows for the years ended December 31, 1996, 1995 and 1994 and from the date of inception on September 14, 1983 through December 1996 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company is a development stage company with no operations to date. Since the Company has had no operations to date, there is substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Jones, Jensen & Company
January 15, 1997

                            SHERIDAN INDUSTRIES, INC.
                          (A Development Stage Company)
                                 Balance Sheets

                                     Assets

                                                                                    December 31,
                                                                           -------------------------------
                                                                              1996                  1995
                                                                           ---------             ---------
CURRENT ASSETS                                                             $    --               $    --
                                                                           ---------             ---------
         Total Assets                                                      $    --               $    --
                                                                           ---------             ---------


                              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

    Accrued expenses                                                       $     500             $     400
                                                                           ---------             ---------

         Total Current Liabilities                                         $     500             $     400
                                                                           ---------             ---------

STOCKHOLDERS' EQUITY (DEFICIT)

         Common stock; $.002 par value;
         50,000,000 shares authorized, 10,943,775
         shares issued and outstanding                                        21,869                21,869
         Additional paid-in capital                                          111,584               111,584
         Deficit accumulated during the
         development stage                                                  (133,953)             (133,853)
                                                                           ---------             ---------

         Total Stockholders' Equity (Deficit)                                   (500)                 (400)
                                                                           ---------             ---------

Total Liabilities and Stockholders' Equity (Deficit)                       $    --               $    --
                                                                           ---------             ---------

   The accompanying notes are an integral part of these financial statements.

                            SHERIDAN INDUSTRIES, INC.
                          (A Development Stage Company)
                               Stage of Operations

                                                                                                            From
                                                                                                        Inception on
                                                                                                        September 14,
                                                                                                          1983 to
                                               For the Fiscal Year Ended December 31,                   December 31,
                                           1996                 1995                  1994                  1996
                                        ---------             ---------             ---------             ---------
REVENUES                                $    --               $    --               $    --               $    --

EXPENSES
  Consulting fees                            --                    --                  21,000                31,000
  General and Administrative                 --                    --                   1,803               101,153
                                        ---------             ---------             ---------             ---------
         Total Expenses                      --                    --                  22,803               132,153
                                        ---------             ---------             ---------             ---------

NET LOSS BEFORE
  INCOME TAXES                               --                    --                 (22,803)             (132,153)
                                        ---------             ---------             ---------             ---------
PROVISION FOR TAXES                           100                   100                   100                 1,800
                                        ---------             ---------             ---------             ---------

NET LOSS                                $    (100)            $    (100)            $ (22,903)            $(133,953)
                                        ---------             ---------             ---------             ---------

LOS PER SHARE                           $   (0.00)            $   (0.00)            $   (0.01)
                                        ---------             ---------             ---------

                            SHERIDAN INDUSTRIES, INC.
                          (A Development Stage Company)
                   Statements of Stockholders Equity (Deficit)

                                                                         Accumulated
                                                                          Additional     Deficit During
                                       Common Stock                        Paid-in        Development
                                          Shares         Amount            Capital           Stage
                                         -------        ---------         ---------        ---------

Balance, December 31, 1989               344,825        $  13,793         $  80,382        $ (96,973)

Net Loss for the year ended
December 31, 1990                           --               --                --               (130)
                                         -------        ---------         ---------        ---------

Balance, December 31, 1990               344,825           13,793            80,382          (97,103)

Issued 89,950 shares to an
officer in cancellation of debt           89,950            3,598               175             --

Net Loss for the year ended
December 31, 1991                           --               --                --             (3,333)
                                         -------        ---------         ---------        ---------

Balance, December 31, 1991               434,775           17,391            80,557         (100,436)

February 28, 1992, changed par
Value from $.04 to $.002                    --            (16,522)           16,522             --

Expenses paid on the Company's
Behalf contributed to capital               --               --               2,666             --

March 5, 1992, issued 500,000
Shares for services rendered             500,000            1,000             9,000             --

Net loss for the year ended
December 31, 1992                           --               --                --            (10,278)
                                         -------        ---------         ---------        ---------

Balance, December 31, 1992               934,775            1,869           108,745         (110,714)

Net loss for the year ended
December 31, 1993                           --               --                --               (136)
                                         -------        ---------         ---------        ---------

Balance, December 31, 1993               934,775        $   1,869         $ 108,745        $(110,850)
                                         -------        ---------         ---------        ---------

                            SHERIDAN INDUSTRIES, INC.
                          (A Development Stage Company)
                   Statements of Stockholders Equity (Deficit)

                                                                             Accumulated
                                                                              Additional      Deficit During
                                                   Common Stock                 Paid-in         Development
                                            Shares            Amount            Capital           Stage
                                          ----------        ----------        ----------        ----------
Balance, December 31, 1993                   934,775        $    1,869        $  108,745        $ (110,850)

October 17, 1994, issued
10,000,000 shares for the expenses
paid on Company's behalf                  10,000,000            20,000             1,000              --

Expenses paid on the Company's
Behalf contributed to capital                   --                --                 612              --

Net loss for the year ended
December 31, 1994                               --                --                --             (22,903)
                                          ----------        ----------        ----------        ----------

Balance, December 31, 1994                10,934,775            21,869           110,357          (133,753)

Expenses paid on the Company's
Behalf contributed to capital                   --                --               1,227              --

Net loss for the year ended
December 31, 1995                               --                --                --                (100)
                                          ----------        ----------        ----------        ----------

Balance, December 31, 1995                10,934,775            21,869           111,584          (133,853)

Net loss for the year ended
December 31, 1996                               --                --                --                (100)
                                          ----------        ----------        ----------        ----------

Balance, December 31, 1996                10,934,775        $   21,869        $  111,584        $ (133,953)
                                          ----------        ----------        ----------        ----------

                            SHERIDAN INDUSTRIES, INC.
                          (A Development Stage Company)
                             Statement of Cash Flows

                                                                                                 From
                                                                                             Inception on
                                                                                             September 14,
                                                                                               1983 to
                                             For the Fiscal Year Ended December 31,          December 31,
                                           1996               1995              1994              1996
                                         ---------         ---------         ---------         ---------
CASH FLOWS FROM
OPERATING ACTIVITIES
 Net loss                                $    (100)        $    (100)        $ (22,903)        $(133,953)
 adjustments to reconcile
  net loss to net cash used
  by operating activities:
       stock issued for services              --                --              21,000            31,000
       expenses paid by a
       shareholder on the
       Company's behalf                       --                --                 612             4,505
       increase (decrease)
       in accrued expenses                     100               100             1,291               500
                                         ---------         ---------         ---------         ---------
Net Cash Used by
Operating Activities                          --                --                --             (97,948)

CASH FLOWS FROM
FINANCING ACTIVITIES:                         --                --                --                --
                                         ---------         ---------         ---------         ---------
        Issuance of common stock              --                --                --             133,773
        Stock offering costs                  --                --                --             (15,825)

Net Cash Provided by
Financing Activities                          --                --                --              97,948
                                         ---------         ---------         ---------         ---------

NET INCREASE (DECREASE)
 IN CASH                                       --                --                --                --

CASH, BEGINNING                               --                --                --                --
 OF PERIOD

CASH, END OF PERIOD                      $    --           $    --           $    --           $    --
                                         ---------         ---------         ---------         ---------

CASH PAID FOR:
    Interest                             $    --           $    --           $    --           $    --
    Income taxes                         $    --           $    --           $    --           $    --

                            SHERIDAN INDUSTRIES, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                           December 31, 1996 and 1995

NOTE 1 - ORGANIZATION AND HISTORY

                  a.  ORGANIZATION

                  The financial statements presented are those of Sheridan Industries, Inc. (a development stage company). The Company was incorporated under the laws of the State of Utah on September 14, 1983 The Company changed its name to Associated Healthcare, Inc. during 1991 but later rescinded the name change and reverted back to Sheridan Industries, Inc. The company has never had any operations and in accordance with SFAS #7, is considered a development stage company.

                  The Company issued its common stock to t he public for $110,000 less offering costs of $15,825. The funds raised in the public offering have been advanced to various parties. Management determined that all advances were uncollectible and the advances were written off in previous years as bad debt.

                  b.  Accounting Method

                  The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31, year end.


                  c.   Loss Per Share

                  The computations of loss per share of common stock are based on the weighted average number of shares outstanding at the date of the financial statements.

                  d.  Provisions for Taxes

                  At December 31, 1996, the Company had net operating loss carryforwards of approximately $134,000 that may be offset against the future taxable income through 2011. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the net operating loss carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforewards are offset by a valuation allowance of the same amount.

                  e.  Use of Estimates

                  The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure if contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.


NOTE 2 - REVERSE STOCK SPLIT

                  On January 15, 1991, the Company reverse split its common stock on a 1 for 40 basis. All references to numbers of shares, except authorized shared in the financial statements, have been adjusted to reflect the stock split on a retroactive basis.

NOTE 3 -  RELATED PARTY - TRANSACTIONS

                  On January 15, 1991, the Company issued 89,950 shares of common stock to an officer and director of the Company in satisfaction of debt owed him.

NOTE 4 - GOING CONCERN

                  The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the company does not have any such cash or other material assets, nor does it have and established source of revenues to allow it to continue as a going concern. Furthermore, the funds raised in the public offering have been lost. The Company is seeking to acquire an existing operating company through a stock for stock exchange. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.